

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2013

Via E-mail
Scott B. Hamilton
General Counsel
Global Brass and Copper Holdings, Inc.
475 N. Martingale Road, Suite 1050
Schaumburg, IL 60173

> **Re: Global Brass and Copper Holdings, Inc.**
> **Amendment No.6 Registration Statement on Form S-1**
> **Filed May 8, 2013**
> **File No. 333-177594**

Dear Mr. Hamilton:

We have reviewed your registration statement and the supplemental letter filed on May 9, 2013, and have the following comments.

Other Information About this Prospectus, page 13

1.   Please disclose the aggregate amount of compensation that will be recognized as a result of the equity awards granted with this offering under the 2013 Plan.

Capitalization, page 52

2.   Please address the need to expand Note (4) to your capitalization table to address the other equity awards that will be granted in connection with this offering under the 2013 Plan.

Consolidated Financial Statements (Unaudited)

Note 3. Prepaid Expenses and Other Current Assets, page F-11
Note 7. Accrued Liabilities, page F-12

3.   Please tell us the nature of the transactions that resulted in the recognition of deferred expense and deferred revenues.

Revenue Recognition, page F-38

4.   We note your response to comment seven in our letter dated April 30, 2013. Please confirm that you take title to the raw material received from your toll customer. If you do not take title to the raw material, we have the following additional comments.

- Please present a separate revenue recognition policy with regard to these services. We note your current revenue recognition policy refers to title passing; and

- Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements if required by Rule 5-03 of Regulation S-X.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Jeanne Baker, Senior Staff Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: Via E-mail
        Lawrence G. Wee, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP